UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 10

ALLERGAN, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

018490102

(CUSIP Number)

Roy J. Katzovicz, Esq.

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

212-813-3700

with a copy to:

Stephen Fraidin, Esq.

Richard M. Brand, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

212-446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 018490102	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,878,538
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,878,538
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 28,878,638
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%[1]
14	TYPE OF REPORTING PERSON IA

1	Calculated based on 297,183,809 shares of common stock, $0.01 par value, of Allergan, Inc., outstanding as of July 31, 2014, as reported in Allergan, Inc.’s Quarterly Report on Form 10-Q for the period ended June 30, 2014, as filed with the Securities and Exchange Commission on August 5, 2014.

CUSIP No. 018490102	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 28,878,538
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 28,878,538
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,878,638
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%[2]
14	TYPE OF REPORTING PERSON OO

2	Calculated based on 297,183,809 shares of common stock, $0.01 par value, of Allergan, Inc., outstanding as of July 31, 2014, as reported in Allergan, Inc.’s Quarterly Report on Form 10-Q for the period ended June 30, 2014, as filed with the Securities and Exchange Commission on August 5, 2014.

CUSIP No. 018490102	13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 28,878,538
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 28,878,538
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 28,878,638
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%[3]
14	TYPE OF REPORTING PERSON IN

3	Calculated based on 297,183,809 shares of common stock, $0.01 par value, of Allergan, Inc., outstanding as of July 31, 2014, as reported in Allergan, Inc.’s Quarterly Report on Form 10-Q for the period ended June 30, 2014, as filed with the Securities and Exchange Commission on August 5, 2014.

Item 1.	Security and Issuer.

This amendment No. 10 to Schedule 13D (this “Amendment No. 10”), which amends and supplements the statement on Schedule 13D filed on April 21, 2014 (the “Original 13D”), as amended and supplemented by amendment No. 1 (“Amendment No. 1”), filed on May 2, 2014, amendment No. 2 (“Amendment No. 2”), filed on May 5, 2014, amendment No. 3 (“Amendment No. 3”), filed on May 12, 2014, amendment No. 4 (“Amendment No. 4”), filed on May 19, 2014, amendment No. 5 (“Amendment No. 5”), filed on May 21, 2014, amendment No. 6 (“Amendment No. 6”), filed on June 2, 2014, amendment No. 7 (“Amendment No. 7”), filed on June 13, 2014, amendment No. 8 (“Amendment No. 8”), filed on June 30, 2014 and amendment No. 9 (“Amendment No. 9”), filed on July 17, 2014 (the Original 13D as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and this Amendment No. 10, the “Schedule 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”); (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”) and (iii) William A. Ackman, a citizen of the United States (together with Pershing Square and PS Management, the “Reporting Persons”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Allergan, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at: 2525 Dupont Drive, Irvine, California, 92612.

Capitalized terms not defined in this Amendment No. 10 shall have the meaning ascribed to them in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Explanatory Note

Pershing Square has decided to file a copy of a confidentiality agreement between it and Valeant and copies of agreements for call options and forward purchase contracts with a bank counterparty. The existence of such agreements and their material terms have all previously been disclosed (and forms of the confirmations referred to below have previously been filed). Pershing Square does not believe it is required to file these agreements, but it is doing so to provide greater transparency on its investment in Allergan.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The inclusion of the descriptions of the attached documents in this Item shall not be deemed an admission that such documents are responsive to such Item.

The Share Call Option Master Confirmation Agreement, dated as of February 27, 2014, with respect to the call options entered into between PS Fund 1 and Nomura International plc, and amendment thereto, dated as of April 17, 2014 (together, the “Share Call Option Master Confirmation Agreement”), is filed as Exhibit 99.17, and is incorporated herein by reference.

Share Call Option Supplemental Confirmations with respect to the call options entered into between PS Fund 1 and Nomura International plc are filed as Exhibits 99.18—Exhibit 99.32, and are incorporated herein by reference.

The Share Forward Master Confirmation Agreement, dated as of April 21, 2014, with respect to the forward purchase contracts between PS Fund 1 and Nomura International plc, (the “Share Forward Master Confirmation Agreement”), is filed as Exhibit 99.33 and is incorporated herein by reference.

Page 5 of 10 Pages

The Share Forward Supplemental Confirmation with respect to the forward purchase contracts between PS Fund 1 and Nomura International plc, dated as of April 21, 2014 (the “Share Forward Supplemental Confirmation Agreement”), is filed as Exhibit 99.34 and is incorporated herein by reference.

The Guarantee, dated as of April 17, 2014, by and among Pershing Square, L.P., Pershing Square II, L.P., Pershing Square International, Ltd., and Pershing Square Holdings, Ltd. and Nomura International plc, with respect to the guarantee of obligations and payment of all amounts payable by PS Fund 1 under that certain ISDA 2002 Master Agreement, Schedule and Credit Support Annex thereto, as modified from time to time (the “Guarantee”) is filed as Exhibit 99.35 and is incorporated herein by reference.

The Confidentiality Agreement, dated as of February 9, 2014, by and among Pershing Square and Valeant, and amendment thereto, dated as of February 20, 2014 (together, the “Confidentiality Agreement”) is filed as Exhibit 99.36 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

Exhibit 99.17	Share Call Option Master Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of February 27, 2014, and Amendment to Share Call Option Master Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of April 17, 2014.

Exhibit 99.18	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of March 3, 2014.

Exhibit 99.19	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of March 6, 2014.

Exhibit 99.20	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of March 11, 2014.

Exhibit 99.21	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of March 14, 2014.

Exhibit 99.22	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of March 19, 2014.

Exhibit 99.23	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of March 24, 2014.

Exhibit 99.24	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of March 27, 2014.

Exhibit 99.25	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of April 1, 2014.

Exhibit 99.26	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of April 4, 2014.

Exhibit 99.27	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of April 8, 2014.

Exhibit 99.28	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of April 11, 2014.

Exhibit 99.29	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of April 14, 2014.

Exhibit 99.30	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of April 15, 2014.

Page 6 of 10 Pages

Exhibit 99.31	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of April 16, 2014.

Exhibit 99.32	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of April 17, 2014.

Exhibit 99.33	Share Forward Master Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of April 21, 2014

Exhibit 99.34	Share Forward Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of April 21, 2014.

Exhibit 99.35	Guarantee, by and among Pershing Square, L.P., Pershing Square II, L.P., Pershing Square International, Ltd., and Pershing Square Holdings, Ltd. and Nomura International plc, dated as of April 17, 2014.

Exhibit 99.36	Confidentiality Agreement, by and among Pershing Square Capital Management, L.P. and Valeant Pharmaceuticals International, Inc., dated as of February 9, 2014, and Amended and Restated Confidentiality Agreement, by and among Pershing Square Capital Management, L.P. and Valeant Pharmaceuticals International, Inc., dated as of February 20, 2014.

Page 7 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 6, 2014

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By:	PS Management GP, LLC, its General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman Title: Managing Member

PS MANAGEMENT GP, LLC

By:	/s/ William A. Ackman
Name: William A. Ackman
Title: Managing Member

By:	/s/ William A. Ackman
Name: William A. Ackman

Page 8 of 10 Pages

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of April 21, 2014, among Pershing Square Capital Management, L.P., PS Management GP, LLC and William A. Ackman.*

Exhibit 99.2	Trading data.*

Exhibit 99.3	Letter Agreement, dated as of February 25, 2014, among Pershing Square Capital Management, L.P. and Valeant Pharmaceuticals International, Inc.*

Exhibit 99.4	Amended and Restated Limited Liability Company Agreement of PS Fund 1, LLC, dated as of April 3, 2014, by and among Pershing Square Capital Management, L.P., Pershing Square L.P., Pershing Square II, L.P., Pershing Square International, Ltd., Pershing Square Holdings, Ltd., and Valeant Pharmaceuticals International.*

Exhibit 99.5	Letter to Michael R. Gallagher from Pershing Square Capital Management, L.P., dated as of May 5, 2014.*

Exhibit 99.7	Letter to Allergan, Inc. Board of Directors from Pershing Square Capital Management, L.P., dated as of May 19, 2014.*

Exhibit 99.8	Letter to Allergan, Inc. Board of Directors from Pershing Square Capital Management, L.P., dated as of May 21, 2014.*

Exhibit 99.9	Letter Agreement, dated as of May 30, 2014, between Pershing Square Capital Management, L.P. and Valeant Pharmaceuticals International, Inc.*

Exhibit 99.10	Press Release, dated June 13, 2014.*

Exhibit 99.11	Press Release, dated June 27, 2014.*

Exhibit 99.12	Stipulation and Order Regarding Application of Allergan Rights Plan and Dismissal Without Prejudice, dated June 28, 2014.*

Exhibit 99.13	Letter to Allergan, Inc. Board of Directors from Pershing Square Capital Management, L.P., dated as of July 16, 2014.*

Exhibit 99.14	Form of Share Call Option Master Confirmation and Form of Amendment to Share Call Option Master Confirmation.*

Exhibit 99.15	Form of Share Forward Master Confirmation.*

Exhibit 99.16	Letter Agreement, dated as of July 15, 2014, between Pershing Square Capital Management, L.P. and Valeant Pharmaceuticals, Inc.*

Exhibit 99.17	Share Call Option Master Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of February 27, 2014, and Amendment to Share Call Option Master Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of April 17, 2014.

Exhibit 99.18	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of March 3, 2014.

Exhibit 99.19	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of March 6, 2014.

Exhibit 99.20	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of March 11, 2014.

Exhibit 99.21	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of March 14, 2014.

Exhibit 99.22	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of March 19, 2014.

Page 9 of 10 Pages

Exhibit 99.23	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of March 24, 2014.

Exhibit 99.24	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of March 27, 2014.

Exhibit 99.25	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of April 1, 2014.

Exhibit 99.26	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of April 4, 2014.

Exhibit 99.27	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of April 8, 2014.

Exhibit 99.28	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of April 11, 2014.

Exhibit 99.29	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of April 14, 2014.

Exhibit 99.30	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of April 15, 2014.

Exhibit 99.31	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of April 16, 2014.

Exhibit 99.32	Share Call Option Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of April 17, 2014.

Exhibit 99.33	Share Forward Master Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of April 21, 2014

Exhibit 99.34	Share Forward Supplemental Confirmation, by and among PS Fund 1 and Nomura International plc, dated as of April 21, 2014.

Exhibit 99.35	Guarantee, by and among Pershing Square, L.P., Pershing Square II, L.P., Pershing Square International, Ltd., and Pershing Square Holdings, Ltd. and Nomura International plc, dated as of April 17, 2014.

Exhibit 99.36	Confidentiality Agreement, by and among Pershing Square Capital Management, L.P. and Valeant Pharmaceuticals International, Inc., dated as of February 9, 2014, and Amended and Restated Confidentiality Agreement, by and among Pershing Square Capital Management, L.P. and Valeant Pharmaceuticals International, Inc., dated as of February 20, 2014.

*	Previously Filed.

Page 10 of 10 Pages